David S. Goldberg Vice President – Legal, Deputy General Counsel & Assistant Corporate Secretary

July 14, 2016

Via EDGAR

H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Range Resources Corporation

Registration Statement on Form S-4

Filed June 13, 2016

File No. 333-211994

Dear Mr. Schwall:

This letter sets forth the responses of Range Resources Corporation (the “Company,” “Range,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 11, 2016, with respect to the Registration Statement on Form S-4, File No. 333-211994, filed with the Commission on June 13, 2016 (the “Registration Statement”). Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 1 to the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.

The Merger, page 51

Background of the Merger, page 51

1.	We note that on January 26, 2016, Mr. Kenneth A. Hersh, CEO of NGP Energy Capital Management, LLC (“NGP”), met with Mr. Jeffrey L. Ventura, CEO of Range Resources Corporation (“Range”), to discuss a potential business combination between Memorial Resource Development Corp. (“Memorial”) and Range. Please disclose here the relationship between NGP and Memorial. In addition, disclose where appropriate, the extent of NGP’s involvement in structuring and negotiating the transaction.

U.S. Securities and Exchange Commission

July 14, 2016

Response:

In response to the Staff’s comment to disclose the relationship between NGP and Memorial, we have revised the disclosure on page 52 of the Registration Statement as requested.

In response to the Staff’s comment to disclose the extent of NGP’s involvement in structuring and negotiating the transaction, we have revised the disclosure on pages 53, 55 and 56 of the Registration Statement as requested.

2.	You disclose on April 7, first that Credit Suisse answered questions from the Range board of directors regarding certain other strategic alternatives that might be available to Range; and second, that following that discussion, Credit Suisse was excused and Mr. Ventura gave the Range board of directors an update on other potential acquisition transactions that Range’s senior management had been considering. Please elaborate on what such alternative transactions Credit Suisse presented and Range’s senior management had been considering, respectively, and disclose why such alternatives were not pursued.

Response:

In response to the Staff’s comment, we have revised the disclosure in the fourth paragraph on page 54 of the Registration Statement as requested.

3.	You disclose on page 63 that the combined entity will be led by Range’s current senior management team. Please revise your disclosure to address whether management position considerations were the subject of any of the negotiations discussed in this section.

Response:

In response to the Staff’s comment, we have revised the disclosure in the second paragraph on page 54 of the Registration Statement as requested.

4.

You disclose on page 58 that NGP was unwilling to agree to any post-closing lock-up that would limit distribution to its limited partners or that would limit those limited partners’ ability to dispose of those shares. However, your disclosure appears unclear as to the reasons you ultimately agreed to reduce the lock-up terms on shares retained by NGP or other parties to the voting and support agreement from 180 days to 90 days, in addition to waiving the lock-up for NGP to distribute your shares or Memorial’s to its limited partners after the Memorial stockholder vote. In this regard, we note your disclosure on page 59 referencing “an extensive discussion regarding the lock-up issue.” Please expand your disclosure to elaborate on what was discussed and the reasons you thereafter decided to propose such terms to Memorial in the “package deal” on May 13, 2016. Also, include a corresponding risk factor relating to the negotiated lock-up terms and the potential adverse effect on

U.S. Securities and Exchange Commission

July 14, 2016

the market price for your common stock. In such risk factor, please include quantified information on the number of shares that will not be subject to lock-up, similar to what is provided on page 66.

Response:

In response to the Staff’s comment to expand the disclosure, we have revised the disclosure on pages 58 and 60 of the Registration Statement as requested.

In response to the Staff’s comment to include a corresponding risk factor relating to the negotiated lock-up terms and the potential adverse effect on the market price for the Company’s common stock, we have revised the disclosure on page 33 of the Registration Statement as requested.

Opinion of Memorial’s Financial Advisors, page 80

Opinion of Barclays Capital Inc., page 80

Net Asset Valuation Analyses, page 83

5.	Please disclose the assumptions used by Barclays Capital Inc. to determine the Case III and Case IV pricing scenarios. In this regard, we note that Case I reflects an estimate of the NYMEX strip and Case II reflects the median of Wall Street research analysts’ estimates.

Response:

In response to the Staff’s comment, we have revised the disclosure on page 86 of the Registration Statement as requested.

Unaudited Pro Forma Condensed Combined Financial Information, page 147

Note 3 — Unaudited Pro forma Condensed Combined Statements of Operations, page 154

6.	We note your adjustment (n) eliminates incentive unit compensation paid to officers and employees of Memorial that will not have a continuing impact. However, it is unclear how this adjustment would be directly attributable to the transaction, expected to have a continuing impact, and factually supportable, as required by Rule 11-02(b)(6) of Regulation S-X. While this guidance generally precludes adjustments to include non-recurring charges, it does not similarly accommodate adjustments to eliminate historical charges based on their non-recurring character alone. Please conform with this guidance; you may provide a narrative to describe any aspects of the presentation that you do not believe are indicative of future results.

U.S. Securities and Exchange Commission

July 14, 2016

Response:

In response to the Staff’s comment, we have removed the adjustment described in footnote (n), as set forth on page 156 of the Registration Statement. In response to the Staff’s comment to provide narrative disclosure, we have revised the disclosure on page 149 of the Registration Statement as requested.

* * * *

Please do not hesitate to contact the undersigned at (817) 869-1554 if you have any questions or if you require additional information.

Very truly yours,

Range Resources Corporation

By:	/s/ David S. Goldberg
David S. Goldberg
Vice President - Legal & Deputy General Counsel